Filed Pursuant to Rule 433

Registration Statement No. 333-224541

Relating to Preliminary Prospectus

Supplement dated August 1, 2019 to

Prospectus dated April 30, 2018

THE ALLSTATE CORPORATION

46,000,000 DEPOSITARY SHARES EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF

FIXED RATE NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES H

FINAL TERM SHEET

Dated August 1, 2019

Issuer:	The Allstate Corporation

Security Type:	Depositary shares (the “Depositary Shares”) each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series H, of the Issuer (the “Preferred Stock”)

Expected Ratings:*	Baa2 (Moody’s) / BBB (S&P)

Format:	SEC Registered

Size:	$1,150,000,000 (46,000,000 Depositary Shares)

Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent of $25 per Depositary Share)

Term:	Perpetual

Dividend Rate (Noncumulative):	5.10% per annum, only when, as and if declared

Dividend Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2019

Trade Date:	August 1, 2019

Settlement Date:	August 8, 2019 (T+5)

Optional Redemption:

The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time prior to October 15, 2024, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,500 per share (equivalent to $25.50 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, or (ii) (a) in whole but not in part at any time prior to October 15, 2024, within 90 days after the occurrence of a “regulatory capital event,” or (b) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2024, in each case, at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol

“ALL PR H”. If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

CUSIP/ISIN of Depositary Shares:	020002838 / US0200028381

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discounts and Commissions:	$26,287,812

Joint Book-Runners:	BofA Securities, Inc. Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Raymond James & Associates Inc. U.S. Bancorp Investments, Inc.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

We expect that delivery of the Depositary Shares will be made against payment therefor on or about August 8, 2019, which is five business days following the date of pricing of the Depositary Shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Depositary Shares on any date prior to two business days before delivery will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade their Depositary Shares on any date prior to two business days before delivery should consult their own advisor.

The Allstate Corporation has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting BofA Securities, Inc. toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; UBS Securities LLC toll-free at 1-888-827-7275 Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or J.P. Morgan Securities LLC collect at 1-212-834-4533.